Exhibit 99.1

Baidu Announces Proposed Debt Offering

BEIJING, August 16, 2021 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU; HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that it has filed a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) under an automatic shelf registration statement on Form F-3, pursuant to which the Company proposes to sell senior notes.

The Company intends to use the net proceeds from the offering for general corporate purposes, including repayment of certain existing indebtedness. In addition, the Company plans to use an equivalent amount of the net proceeds to finance or refinance, in whole or in part, one or more of its new or existing Eligible Projects, pursuant to its Sustainable Finance Framework. This framework will be made available to investors via Baidu’s Corporate ESG website: esg.baidu.com.

The joint bookrunners of the offering are Goldman Sachs (Asia) L.L.C, BofA Securities, Inc. and J.P. Morgan Securities LLC.

This notice is not an offer of the securities for sale in the United States of America. Any public offering of these securities in the United States will be made by means of a prospectus that contains detailed information about the issuer, which prospectus may be obtained free of charge from EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling Goldman Sachs & Co. toll-free at 1-866-471-2526, BofA Securities, Inc. at 1-800-294-1322 or J.P. Morgan Securities LLC at 1-212-834-4533. A registration statement relating to these securities has been filed with the SEC and has become effective under the U.S. Securities Act of 1933.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on the NASDAQ under “BIDU” and HKEX under “9888.” One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “is/are likely to” and other similar expressions. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s proposed use of proceeds from the sale of debt securities; its operations and business prospects, its business and operating strategies and its ability to implement such strategies, its ability to develop and manage its operations and business, competition for, among other things, capital, technology and skilled personnel, its ability to control costs, its ability to identify and conduct investments and acquisitions, as well as integrate acquired target(s), changes to regulatory and operating conditions in the industry and geographical markets in which we operate, its dividend policy. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F, Form F-3 and other documents filed with the SEC. Baidu does not undertake an obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com